Exhibit 99.B(d)(2)(A)(viii)

FOURTH AMENDMENT TO SUB-ADVISORY AGREEMENT

ING INVESTORS TRUST

This Fourth Amendment, effective as of July 7, 2008, amends the Portfolio Management Agreement (the “Agreement”) dated the 24th day of October 1997, as amended, among ING Investors Trust, a Massachusetts business trust, Directed Services LLC, a Delaware limited liability company (the “Manager”) and T.Rowe Price Associates, Inc., a Maryland corporation (the “Portfolio Manager”).

W I T N E S S E T H

WHEREAS, the parties desire to amend the Agreement and agree that the amendment will be effective as of July 7, 2008.

NOW, THEREFORE, the parties agree as follows:

1.             The following information will be inserted as Section 2 (i):

With respect to any investments, including but not limited to repurchase and reverse repurchase agreements, derivatives contracts, futures contracts, International Swaps and Derivatives Association, Inc. (“ISDA”) Master Agreements, and options on futures contracts (“futures”), which are permitted to be made by the Portfolio Manager in accordance with this Agreement and the investment objectives and strategies of the Series, as outlined in the Registration Statement for the Fund, the Manager hereby authorizes and directs the Portfolio Manager to do and perform every act and thing whatsoever necessary or incidental in performing its duties and obligations under this Agreement including, but not limited to, executing as agent, on behalf of each Series, brokerage agreements and other documents to establish, operate and conduct all brokerage, collateral or other trading accounts, and executing as agent, on behalf of each Series, such agreements and other documentation as may be required for the purchase or sale, assignment, transfer and ownership of any permitted investment, including limited partnership agreements, repurchase and derivative master agreements, including any schedules and annexes to such agreements, releases, consents, elections and confirmations, provided that the Portfolio Manager may only trade swaps and derivatives under ISDA Master Agreements which are substantially similar to those reviewed and approved by the Manager.  The Portfolio Manager also is hereby authorized to instruct the Fund custodian with respect to any collateral management activities in connection with any derivatives transactions.  The Manager acknowledges and understands that it will be bound by any such trading accounts established, and agreements and other documentation executed, by the Portfolio Manager for such investment purposes.

2.             Capitalized terms used in this Amendment and not otherwise defined shall have the meanings ascribed to them in the Agreement.

3.             In all other respects, the Agreement is hereby confirmed and remains in full force and effect.

IN WITNESS WHEREOF, the parties hereto have caused this instrument to be executed as of the day and year first above written.

DIRECTED SERVICES LLC

By:	/s/ Todd Modic
Todd Modic
Vice President

T.ROWE PRICE ASSOCIATES, INC.

By:	/s/ Darrell N. Braman

Name:

Darrell N. Braman

Title:	Vice President